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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         TOTAL CONTROL PRODUCTS, INC.
                           (NAME OF SUBJECT COMPANY)

                               ----------------

                              ORION MERGER CORP.
                         A WHOLLY OWNED SUBSIDIARY OF

                    GE FANUC AUTOMATION NORTH AMERICA, INC.
                                      AND
                   AN INDIRECT MAJORITY OWNED SUBSIDIARY OF

                           GENERAL ELECTRIC COMPANY
                                   (BIDDERS)

                               ----------------

                          COMMON STOCK, NO PAR VALUE
                        (TITLE OF CLASS OF SECURITIES)

                               ----------------

                                   89149V106
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ----------------

            A. E. KNORR, SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                    GE FANUC AUTOMATION NORTH AMERICA, INC.
                                 P.O. BOX 8106
                        CHARLOTTESVILLE, VIRGINIA 22906
                                (804) 978-5000
         (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                    COPY TO
                            SIDLEY & AUSTIN
                            ONE FIRST NATIONAL PLAZA
                            CHICAGO, ILLINOIS 60603
                            (312) 853-7000
                         ATTENTION: DENNIS V. OSIMITZ

                               NOVEMBER 22, 1998
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)

                               ----------------

                           CALCULATION OF FILING FEE
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          TRANSACTION VALUATION*  AMOUNT OF FILING FEE
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               $115,574,096           $23,115
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*  For the purpose of calculating the fee only, this amount assumes the purchase of 10,506,736 shares of Common Stock, no par value, of Total Control Products, Inc. at $11.00 per share. Such number includes all outstanding shares as of November 20, 1998, and assumes the exercise of all stock options and warrants to purchase shares of Common Stock and the exchange for Common Stock of all exchangeable securities which are outstanding as of such date.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:                                     FILING PARTY:
FORM OR REGISTRATION NO.:                                   DATE FILED:
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

                            SCHEDULES 14D-1 AND 13D

                                                          Page 2 of 8 Pages
   CUSIP NO. 89149V106



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 1 NAME OF REPORTING PERSON: ORION MERGER CORP.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1919408

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:
  AF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  ILLINOIS

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  NONE*

--------------------------------------------------------------------------------
 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):

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10 TYPE OF REPORTING PERSON:
  CO

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--------
* See second paragraph on page 5.

                            SCHEDULES 14D-1 AND 13D

                                                          Page 3 of 8 Pages
   CUSIP NO. 89149V106



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 1 NAME OF REPORTING PERSON: GE FANUC AUTOMATION NORTH AMERICA, INC.
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 54-1393332

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 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A) [X]
                                                                (B) [_]

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 3 SEC USE ONLY

--------------------------------------------------------------------------------
 4 SOURCE OF FUNDS:
  PF

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):
                                                                   [_]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  DELAWARE

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  1,598,530 SHARES

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  16.6% OF THE SHARES ISSUED AND OUTSTANDING AS OF NOVEMBER 20, 1998, ASSUMING EXERCISE OF THE OPTION GRANTED UNDER THE STOCK OPTION AGREEMENT DESCRIBED IN THIS STATEMENT.*

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10 TYPE OF REPORTING PERSON:
  CO

--------------------------------------------------------------------------------

--------
* See second and third paragraphs on page 5.

                            SCHEDULES 14D-1 AND 13D

                                                          Page 4 of 8 Pages
   CUSIP NO. 89149V106



--------------------------------------------------------------------------------
 1 NAME OF REPORTING PERSON: GENERAL ELECTRIC COMPANY
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:14-0689340

--------------------------------------------------------------------------------
 2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                (A)[X]
                                                                (B) [_]

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 3 SEC USE ONLY

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 4 SOURCE OF FUNDS:

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 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
  ITEMS 2(E) OR 2(F):[X]

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 6 CITIZENSHIP OR PLACE OF ORGANIZATION:
  NEW YORK

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 7 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
  1,598,530 SHARES*

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 8 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES:
                                                                   [X]

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 9 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7):
  16.6% OF THE SHARES ISSUED AND OUTSTANDING AS OF NOVEMBER 20, 1998, ASSUMING EXERCISE OF THE OPTION GRANTED UNDER THE STOCK OPTION AGREEMENT DESCRIBED IN THIS STATEMENT.

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10 TYPE OF REPORTING PERSON:
  CO

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--------
  * See second and third paragraphs on page 5.

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                                                          Page 5 of 8 Pages

  This Statement relates to a tender offer by Orion Merger Corp., an Illinois corporation (the "Offeror") and a wholly owned subsidiary of GE Fanuc Automation North America, Inc., a Delaware corporation (the "Parent"), and an indirect majority owned subsidiary of General Electric Company, a New York corporation ("General Electric"), to purchase all outstanding shares of common stock, no par value (the "Shares"), of Total Control Products, Inc., an Illinois corporation (the "Company"), at a purchase price of $11.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 30, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"), copies of which are filed as Exhibits (a)(1) and
(a)(2) hereof, respectively, and which are incorporated herein by reference. This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on
Schedule 13D with respect to the acquisition by the Offeror and Parent of beneficial ownership of Shares subject to the Shareholder Agreements and the Option Agreement. The cover page above and item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

  The Offeror and Parent have entered into a Shareholder Agreement dated November 22, 1998 (the "Shareholder Agreements"), with certain shareholders of the Company (the "Tendering Shareholders"), pursuant to which the Tendering Shareholders have agreed to tender their Shares (as defined herein) (the "Committed Shares") pursuant to the Offer. Pursuant to the Shareholder Agreements, the Tendering Shareholders have also agreed that, among other things, until the termination of the Offer, and, in certain cases, for a period of 120 days thereafter, to vote such Committed Shares in favor of the Merger (as defined herein) and against certain competing transactions. The Offeror and Parent have been advised that the Tendering Shareholders beneficially own 4,140,158 Shares. The Offeror and Parent disclaim ownership of the Committed Shares.

  The Parent and the Company have entered into a Stock Option Agreement dated November 22, 1998 (the "Option Agreement"), pursuant to which the Company has granted Parent an irrevocable option to purchase up to 1,598,530 Shares (or such other number of Shares as equals 19.9% of the Company's issued and outstanding Shares at the time of the exercise of such option). Additional information about the Shareholder Agreements and the Option Agreement is contained in Section 13 ("The Merger Agreement; the Shareholder Agreements; the Option Agreement and Certain Other Agreements") of the Offer to Purchase.

ITEM 1. SECURITY AND SUBJECT COMPANY.

  (a) The name of the subject company is Total Control Products, Inc. The address of the principal executive offices of the Company is set forth in
Section 8 ("Certain Information Concerning the Company") of the Offer to Purchase and is incorporated herein by reference.

  (b) The exact title of the class of equity securities being sought in the Offer is the Common Stock, no par value, of the Company. The information set forth in the Introduction to the Offer to Purchase is incorporated herein by reference.

  (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

  (a) through (d), (g): The information set forth in the Introduction and
Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase, and in Annex I thereto, is incorporated herein by reference.

  (e) and (f): Except as set forth in Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase, which is incorporated herein by reference, none of the Offeror, the Parent, General Electric nor, to the best of their knowledge, any of the persons listed in Annex I of the Offer to Purchase, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations

                                                          Page 6 of 8 Pages

or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

  (a) None.

  (b) The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a) and (b): The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

  (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

  (a) through (e): The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement; the Shareholder Agreements; the Option Agreement; and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

  (f) and (g): The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

  (a) and (b): The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") and Section 13 ("The Merger Agreement; the Shareholder Agreements; the Option Agreement; and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

  The information set forth in the Introduction and Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company") and
Section 13 ("The Merger Agreement; the Shareholder Agreements; the Option Agreement; and Certain Other Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The information set forth in the Introduction and in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

  The information set forth in Section 9 ("Certain Information Concerning the Offeror, Parent and General Electric") of the Offer to Purchase is incorporated herein by reference.

                                                          Page 7 of 8 Pages

  The incorporation by reference herein of the above-mentioned financial information does not constitute an admission that such information is material to a decision by a security holder of the Company as whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

  (a) The information set forth in Section 13 ("The Merger Agreement; the Shareholder Agreements; the Option Agreement; and Certain Other Agreements") of the Offer to Purchase is incorporated by reference.

  (b) and (c) The information set forth in Section 16 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

  (d) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

  (e) None.

  (f) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in its entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

  (a)(1) Offer to Purchase, dated November 30, 1998.

  (a)(2) Letter of Transmittal.

  (a)(3) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

  (a)(4) Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees to Clients.

  (a)(5) Notice of Guaranteed Delivery.

  (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

  (a)(7) Summary Announcement, dated November 30, 1998.

  (a)(8) Press Release issued by the Parent and the Company on November 23,
1998.

  (a)(9) Press Release issued by the Parent and the Company on November 30,
1998.

  (c)(1) Agreement and Plan of Merger, dated as of November 22, 1998, among the Parent, the Offeror and the Company.

  (c)(2) Stock Option Agreement, dated as of November 22, 1998, between Parent and the Company.

  (c)(3) Shareholder Agreement, dated as of November 22, 1998, among Nicholas Gihl, the Offeror and Parent.

  (c)(4) Shareholder Agreement, dated as of November 22, 1998, among A. B. Siemer, the Offeror and Parent.

  (c)(5) Shareholder Agreement, dated as of November 22, 1998, among Julius Sparacino, the Offeror and Parent.

  (c)(6) Shareholder Agreement, dated as of November 22, 1998, among Neil Taylor, Merle Taylor, the Offeror and Parent.

  (c)(7) Employment Agreement, dated as of November 22, 1998, between Nicholas Gihl and the Company.

  (c)(8) Employment Agreement, dated as of November 22, 1998, between Peter Nicholson and the Company.

  (d) None.

  (e) Not applicable.

  (f) None.

                                                          Page 8 of 8 Pages

                                   SIGNATURE

  AFTER DUE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

Dated: November 30, 1998

                                          General Electric Company
                                              /s/ Robert E. Healing
                                          By: _________________________________
                                             Name: Robert E. Healing
                                             Title: Corporate Counsel

                                          GE Fanuc Automation North America,
                                           Inc.
                                              /s/ A. E. Knorr
                                          By: _________________________________
                                             Name: A. E. Knorr
                                             Title: Senior Vice President and
                                              General Counsel

                                          Orion Merger Corp.
                                              /s/ A. E. Knorr
                                          By: _________________________________
                                             Name: A. E. Knorr
                                             Title: Vice President